07026695

RECEIVED

2007 SEP 14 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

September 06, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

In the Board of Directors Meeting held on June 11, 2007; in the Articles of Association of the Bank, the amendments regarding:

1-Article 38, "Voting", shall provide the right of one vote for each Garanti Bank share of 1Ykr (The pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of Garanti Shares)

2-From Article 45, "Distribution of Profit", the terms regarding the distribution of net profit to members of the Board and the personnel shall be abolished and removed from the Articles of Association of the Bank; and the remaining terms in Article 45 regarding distribution of net profits shall be kept without any change,

Have been approved by the regulatory bodies upon our application.

Accordingly, extraordinary general shareholders' meeting of the Bank shall be held on October 4, 2007 at 10.00 a.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas-Istanbul, with the following agenda.

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

AGENDA

1-The opening and formation of the Board of Presidency,

2-Authorization of the Board of Presidency for the execution of the minutes of the Extraordinary General Shareholders' Meeting,

3-Amendments of Article 38 and Article 45 in the Articles of Association of the Bank.

9/19

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF TURKIYE GARANTI BANKASI A.S.

PREVIOUS TEXT	NEW TEXT
VOTING: Article 38 - Each of the share-certificates holding a nominal value of fivehundred Lira shall give its holder one vote.	VOTING: Article 38 - Each of the share-certificates holding a nominal value of one Ykr shall give its holder one vote.

DISTRIBUTION OF PROFIT: Article 45 - The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A) 5% shall be distributed to the legal reserves, B) 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C) 5% of the remaining part shall be distributed to the extraordinary reserves, D) Of the remainder after the assignment and distribution as in the items A-C: - up to 5% shall be distributed to the members of the Board of Directors; - 5% to the Bank's manager and officials; - 10% shall be distributed to the founder (benefit) certificates. These profit shares shall be determined according to the net profit falling on the last main capital.	DISTRIBUTION OF PROFIT: Article 45 - The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A) 5% shall be distributed to the legal reserves, B) 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C) 5% of the remaining part shall be distributed to the extraordinary reserves, D) Of the remainder after the assignment and distribution as in the items A-B-C: - 10% shall be distributed to the founder (benefit) certificates. These profit shares shall be determined according to the net profit falling on the last main capital.

E) The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. F) The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.	E) The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. F) The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

END